October 1, 2015

National Graphite Corp.
Attn: Ulrike Dickmann, President and CEO
Immermannstr. 65A
42010 Dusseldorf
Germany

Re: Resignation from my positions as Secretary and a Director

Ulrike,

Per our conversations, I am resigning from both my position as the Secretary and as a Director of National Graphite Corp. (the "Company") effective as of October 1, 2015. My resignation is not because of any disagreements between myself and management of the Company relating to the Company's operations, policies or practices.

If you have any questions or need additional information, please feel free to call.

Sincerely,

Martina Helmes